UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25								SEC FILE NUMBER 001-33658
NOTIFICATION OF LATE FILING								CUSIP NUMBER 440694305

(Check One)	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2015
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Horsehead Holding Corp.
Full Name of Registrant
N/A
Former Name if Applicable
4955 Steubenville Pike, Suite 405
Address of Principal Executive Office (Street and Number)
Pittsburgh, Pennsylvania 15205
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Horsehead Holding Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2015 (the “Annual Report”). The Company is unable to file its Annual Report within the prescribed time period or within the 15 day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.
As previously disclosed, on February 2, 2016, the Company and certain of its direct and indirect wholly-owned subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors are currently operating their business as “debtors-in-possession” in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. As a result of the Company’s position prior to and after filing for Chapter 11, the Company has very limited financial and human resources for the preparation of the Annual Report. The Company has had to dedicate those limited resources to, among other things, (i) negotiating with those parties with interests in the bankruptcy proceedings, (ii) operating the business while under severe restrictions imposed by the budget associated with the Company’s Senior Secured Superpriority Debtor-in-Possession Credit, Security and Guaranty Agreement (the “DIP Credit Facility”), (iii) developing a plan to restructure the Company, and (iv) satisfying its obligations with the Bankruptcy Court and those parties with interests in the bankruptcy proceedings. As a result, the Company has been unable to dedicate financial and human resources to the preparation of the Annual Report and has determined that it is unable to timely file its Annual Report without unreasonable effort or expense.
The Company is required to provide monthly financial and operating reports to its lenders under its DIP Credit Facility, and therefore, the Company intends to provide such reports on a monthly basis under Current Reports on Form 8-K.

PART IV— OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification
(1)	Robert D. Scherich	(724)	774-1020
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
			X	YES	NO
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			X	YES	NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s financial statements for the year ended December 31, 2015 have not been completed because a substantial amount of time and effort of the Company’s financial and accounting staff has and continues to be dedicated to the Chapter 11 proceedings and related matters. However, the Company expects that its results of operations for the year ended December 31, 2015 will reflect a significant adverse change compared with the Company’s results of operations for the year ended December 31, 2014. During 2015, the Company’s results of operations were impacted by (i) the dramatic decline in zinc, nickel and other commodity prices, (ii) continuing issues that delayed the ramp-up of the Company’s zinc facility in Mooresboro, North Carolina, and (iii) lower EAF dust receipts reflecting weaker steel production.
The table below includes the Company’s preliminary estimates regarding its results of operations for the year ended December 31, 2015 as compared with its results for the year ended December 31, 2014. The Company is providing ranges rather than specific amounts. These preliminary ranges are based upon currently available information and are subject to conducting impairment testing and finalization of the Company’s tax provision and other adjustments.

Estimates of results are inherently uncertain and subject to change. The Company’s estimates contained in the table below may differ from actual results. During the course of the preparation of the financial statements and related notes, additional items that would require material adjustments to the preliminary information presented below may be identified.

	Year Ended December 31,
	2014	2015
	(actual)	(estimated)
	(in thousands, except per share data)
		Low	High
Selected Income Statement Data (1):
(unaudited)
Net sales	$453,937	$410,000	$420,000
Cost of sales (excluding depreciation and amortization)	415,074	435,000	447,000
Gross profit (loss) (excluding depreciation and amortization)	38,863	(25,000)	(27,000)
Depreciation and amortization	35,406	52,000	58,000
SG&A expenses	24,149	26,000	28,000
Loss from operations	(20,692)	(103,000)	(113,000)
Interest expense	21,680	38,000	40,000
Interest and other income	13,942	12,500	13,500
Loss before taxes	(28,430)	(128,500)	(139,500)
Income tax benefit	(12,974)	(50,000)	(50,000)
Net loss	$(15,456)	$(78,500)	$(89,500)

Loss per diluted share	$(0.30)	$(1.39)	$(1.58)

Selected Balance Sheet Data (as of end of period):
Cash and cash equivalents	$30,714	$25,000	$27,000
Total assets	973,517	970,000	975,000
Total debt	409,060	430,000	435,000
Stockholders’ equity	434,185	439,000	428,000

(1) Subject to impairment testing and finalization of tax provision and other adjustments.
The Company is required to provide monthly financial and operating reports to its lenders under its DIP Credit Facility, and therefore, the Company intends to provide such reports on a monthly basis under Current Reports on Form 8-K.
Cautionary Note Regarding Forward-Looking Statements
Many of the statements included in this Form 12b-25 constitute “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, they include statements relating to the Company’s financial performance and financial results. These forward-looking statements are based on current estimates and are subject to the preparation of the Company’s financial statements for the year ended December 31, 2015. Readers are cautioned that forward-looking statements are not guarantees of operating and financial performance or results, past or future, and involve substantial risks and uncertainties that cannot be predicted or quantified, and, consequently, the actual performance of the Company may differ materially from those expressed or implied by such forward-looking statements.

Horsehead Holding Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	March 1, 2016	Horsehead Holding Corp. By: /s/ Robert D. Scherich
Name: Robert D. Scherich Title: Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).